February 12, 2024

VIA EDGAR AND E-MAIL

Ms. Ellie Quarles

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to U.S. Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 54 to the Registration Statement on Form N-1A of 1290 Funds (File Nos. 333-195390; 811-22959)

Dear Ms. Quarles:

On behalf of 1290 Funds (the “Trust”), set forth below are the Trust’s responses to the comments that you provided by telephone on January 29, 2024, concerning Post-Effective Amendment No. 54 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”) with respect to 1290 Avantis® U.S. Large Cap Growth Fund (formerly known as 1290 Retirement 2060 Fund) (the “Fund”). The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 11, 2023, pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms used herein have the same meanings as in the Post-Effective Amendment.

1.	General Comments

a.

Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, action or absence of action by the staff. Please file your responses to the staff’s comments on EDGAR at least five business days in advance of the effective date of the filing. Please also send me notice by email.

Response: The Trust will apply any revisions made in response to the staff’s comments to disclosures throughout the registration statement, to the extent applicable. The Trust confirms that it will file its responses to the staff’s comments on EDGAR at least five business days in advance of the effective date of the filing. The Trust further confirms that it will send you notice by email.

K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

U.S. Securities and Exchange Commission

February 12, 2024

2.	Prospectus

a.	Comment: In footnote 1 to the fee table, please revise “estimated” to refer to actual fees for the prior fiscal year, restated to reflect the expenses for the current year.

Response: The Trust respectfully submits that footnote 1 to the fee table is accurate as currently drafted. Class I was the only share class that was operational during the Fund’s most recent fiscal year ended October 31, 2023. The “Other Expenses” for Class I shares are based on amounts incurred during the most recent fiscal year and have not been restated. (As indicated in the response to comment 2.b below, certain expense information – other than “Other Expenses” – to which footnote 2 attaches has been restated to reflect current fees, i.e., to remove Acquired Fund Fees and Expenses.)

Footnote 1 attaches only to the “Other Expenses” for Class A, Class R and Class T shares. Class A shares commenced operations on November 29, 2023, and Class R and Class T shares have not commenced operations. Because Class A shares had not commenced operations during the most recent fiscal year, and because Class R and Class T shares have not commenced operations, the registration statement does not include financial statements reporting operating results for these share classes. Therefore, in accordance with Instruction 6.(a) to Item 3 of Form N-1A, the Fund discloses in footnote 1 that the “Other Expenses” for Class A, Class R and Class T shares are “[b]ased on estimated amounts for the current fiscal year.”

b.	Comment: In footnote 2 to the fee table, please revise the reference to “a fund-of-funds” to refer to the specific fund, i.e., the 1290 Retirement 2060 Fund.

Response: The Trust has revised footnote 2 to the fee table to read as follows: “Expense~~s have~~ information has been restated to reflect current fees in connection with the ~~Fund’s change from~~ restructuring of 1290 Retirement 2060 Fund, a fund-of-funds, to 1290 Avantis® U.S. Large Cap Growth Fund, a fund that invests directly in securities and other instruments. As a fund-of-funds, the Fund invested in underlying funds that incurred their own operating expenses, which were reflected in the table as Acquired Fund Fees and Expenses. Expense information has been restated to remove Acquired Fund Fees and Expenses.”

c.

Comment: In the “Principal Investment Strategy” section, please specify the market capitalization of the smallest company in the Russell 1000 Growth Index as well, because you state that you may also include companies that are in that index. Please provide a range of sizes that will be considered large capitalization companies. Please provide us with documentation supporting the range of capitalizations as of December 31, 2023.

Response: The Trust confirms that, for the Fund, large capitalization companies are those companies with market capitalizations at least as large as the smallest company in the Russell 1000® Index or companies included in the Russell 1000® Growth Index. The Fund’s principal investment strategy has been revised as follows: “Though market capitalizations will change from time to time, as of ~~September 29~~ December 31, 2023, the market capitalizations of the ~~smallest company~~ companies in the Russell 1000® Index ~~was~~ ranged from approximately ~~$3.8~~ $270.2 million to ~~$1.1 billion~~ $3.0 trillion, and the market capitalizations of the companies in the Russell 1000® Growth Index ranged from approximately $978.1 million to $3.0 trillion.” The Trust will supplementally provide, via email, documentation providing support for the index capitalization ranges as of December 31, 2023.

U.S. Securities and Exchange Commission

February 12, 2024

d.

Comment: Please state whether a company organized outside of the United States could be considered a U.S. company if the other factors showed a nexus with the United States, and explain how the other factors are used to determine whether a company is a U.S. company. Please clarify what combination of factors would lead to a company’s being considered a U.S. company.

Response: The Trust submits that the current disclosure adequately describes the factors the Sub-Adviser considers to determine whether a company is a U.S. company and that no additional disclosure is required. The current disclosure provides: “To determine whether a company is a U.S. company, the Sub-Adviser will consider various factors, including where the company is headquartered, where the company’s principal operations are located, where a majority of the company’s revenues are derived, where the company’s principal trading market is located, the country in which the company was legally organized, and whether the company is in the Russell 1000® Index.” The country in which a company is legally organized is only one factor considered by the Sub-Adviser; a company organized outside of the United States could be considered a U.S. company if other factors showed a nexus with the United States. In addition, the Trust notes that (i) the index provider describes the Russell 1000® Index as an index that measures the performance of the large-cap segment of the U.S. equity universe, and (ii) the index currently includes companies that are listed on a U.S. exchange, but not all companies are domiciled in the United States.

e.

Comment: The second paragraph of the “Principal Investment Strategy” section provides that “[t]he Fund normally invests across a range of market sectors and industry groups.” Please disclose the market sectors across which the Fund allocates its assets and provide any corresponding principal risks of such sectors.

Response: The Fund does not have a principal investment strategy to focus its investments in, or concentrate its investments in, any particular industry or sector, but the Fund may, from time to time, based on market or economic conditions, have significant positions in one or more sectors of the market. The “Principal Risk” section in the summary prospectus includes the following general “Sector Risk” disclosure, which is introduced by a statement to that effect:

Sector Risk — From time to time, based on market or economic conditions, the Fund may have significant positions in one or more sectors of the market. To the extent the Fund invests more heavily in particular sectors, its performance will be especially sensitive to developments that significantly affect those sectors. Individual sectors may be more volatile, and may perform differently, than the broader market. The industries that constitute a sector may all react in the same way to economic, political or regulatory events.

For the Fund, industry and sector allocation is a result of the then-current investment opportunities identified by the Fund’s portfolio managers pursuant to the principal investment strategy identified in the Fund’s prospectus. Accordingly, the Fund’s investments in an industry or sector will vary over time depending on the portfolio managers’ then-current view of the investment opportunities presented by such industry or sector. Therefore, the Trust believes that the general “Sector Risk” disclosure is consistent with, and appropriately tailored to, the broad investment mandate of the Fund, and that no additional disclosure in the principal investment strategy or risk section is necessary.

U.S. Securities and Exchange Commission

February 12, 2024

f.

Comment: Please explain briefly in response to Item 4 and in more detail in response to Item 9 each criteria used by the sub-adviser, and how such criteria are weighted by the sub-adviser, when selecting investments.

Response: The Trust notes that, as required by Item 4 of Form N-1A, the Fund’s summary prospectus describes the Fund’s principal investment strategy. The Trust believes that the current disclosure adequately describes the criteria used by the Sub-Adviser. The Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal strategy in response to Item 9(b) (please see also the response to comment 2.l below). Accordingly, the Trust respectfully declines to make any changes in response to this comment.

g.	Comment: The “Principal Risks” section includes Large Transaction Risk. Please advise whether this risk is relevant for a large cap growth fund.

Response: The Trust confirms that Large Transaction Risk is relevant for the Fund. A significant percentage of the Fund’s shares may be owned or controlled by the Adviser and its affiliates (due to, e.g., a contribution of seed capital), other funds advised by the Adviser or its affiliates (e.g., funds of funds), or other large shareholders (e.g., financial intermediaries that may include the Fund in their investment models). Accordingly, the Fund is subject to large inflows and outflows as a result of purchases and redemptions of its shares by such shareholders.

h.	Comment: The “Principal Risks” section includes Sector Risk. To the extent that the Information Technology Sector Risk that is discussed in Item 9 is a principal risk, it should be discussed here.

Response: As explained in the response to comment 2.e above, the Fund does not have a principal investment strategy to focus its investments in, or concentrate its investments in, any particular industry or sector, but the Fund may, from time to time, based on market or economic conditions, have significant positions in one or more sectors of the market (e.g., the Information Technology Sector). Information Technology Sector Risk is discussed in the “Additional Information about Risks” section of the statutory prospectus, which (as the introductory language to that section states) provides “additional information that may be associated with the Fund’s principal risks but that may not be principal to the Fund’s investment strategies.”

i.

Comment: Risk/Return Bar Chart and Table: Please tell us whether the 1290 Retirement 2060 Fund was considerably different from the 1290 Avantis® U.S. Large Cap Growth Fund. For example, did it invest significantly in foreign stocks, value stocks, small cap stocks, etc.? If the Fund retains prior performance, please restate using current fees because a target date fund of ETFs may have had much lower operating expenses.

Response: The Trust notes that the restructuring of the 1290 Retirement 2060 Fund as the re-named 1290 Avantis® U.S. Large Cap Growth Fund was previously discussed in a proxy statement dated August 28, 2023, and, as discussed in the proxy statement, the restructured Fund has substantially similar domestic equity exposure as the 1290 Retirement 2060 Fund had, and continues to have significant exposure to large capitalization domestic equity securities.

At a special meeting held on October 23, 2023, the Fund’s shareholders approved a new investment sub-advisory agreement between the Adviser and American Century Investment Management, Inc. with respect to the Fund, in connection with which approval the Fund would change from a target date fund-of-funds (“FOF”) structure to a sub-advised structure. As discussed in the proxy

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February 12, 2024

statement seeking such shareholder approval, because the Fund’s 2060 target date was many years in the future, the Fund’s asset allocation mix was comprised largely of underlying ETFs that emphasized investments in equity securities (FOF domestic equity allocation was approximately 69%; FOF international equity allocation was approximately 29%), and furthermore, although the Fund would no longer operate as a target date fund-of-funds, the restructured Fund would continue to have significant exposure to large capitalization domestic equity securities and the risks associated with these investments (FOF large capitalization domestic equity allocation was approximately 57%).

The Fund has retained its actual performance record and has not restated its performance information. The total annual fund operating expenses, both before and after fee waiver and/or expense reimbursement, of the 1290 Avantis® U.S. Large Cap Growth Fund (the restructured Fund) are not higher than the total annual fund operating expenses of the 1290 Retirement 2060 Fund, which was a target date fund of ETFs.

The approval of the new investment sub-advisory agreement for the restructured Fund did not result in any change to the investment advisory fee paid by the Fund to the Adviser. The 1290 Retirement 2060 Fund had higher total annual fund operating expenses before fee waiver and/or expense reimbursement than the 1290 Avantis® U.S. Large Cap Growth Fund has because, as a fund-of-funds, the 1290 Retirement 2060 Fund incurred acquired fund fees and expenses (“AFFE”). (As noted in the response to comment 2.b above, the Trust has revised footnote 2 to the fee table to clarify, among other things, that certain expense information has been restated to remove AFFE.) The 1290 Avantis® U.S. Large Cap Growth Fund is subject to the same expense limit (which includes AFFE) as the 1290 Retirement 2060 Fund; accordingly, the 1290 Avantis® U.S. Large Cap Growth Fund has the same total annual fund operating expenses after fee waiver and/or expense reimbursement as the 1290 Retirement 2060 Fund had.

The Trust notes that the introduction to the Risk/Return Bar Chart and Table disclosure includes a paragraph stating that, “Prior to November 29, 2023, the Fund was managed by the Adviser as a fund-of-funds under the name ‘1290 Retirement 2060 Fund’ and pursued its investment objective through investments in underlying exchanged-traded funds, which incurred their own operating costs and expenses, including management fees payable to their investment advisers. The Fund’s performance as a fund-of-funds reflected the impact of these operating costs and expenses.”

j.

Comment: Please clarify by caption in the bar chart that the returns are for the 1290 Retirement 2060 Fund for dates prior to November 29, 2023. Also, please clarify throughout the average annual total returns table that the information is for the 1290 Retirement 2060 Fund.

Response: The Trust has revised the “Risk/Return Bar Chart and Table” section of the summary prospectus to add the following sentence immediately above the bar chart, which appears immediately above the average annual total returns table: “Performance information for the periods prior to November 29, 2023, shown in the bar chart and table below is that of the Fund when it was managed by the Adviser as a fund-of-funds under the name ‘1290 Retirement 2060 Fund’.”

k.

Comment: In the section titled “Changes in Investment Objectives and Principal Investment Strategies,” please indicate when the Fund repositioned its investments to reflect the change in investment strategy from the 1290 Retirement 2060 Fund to the 1290 Avantis® U.S. Large Cap Growth Fund.

U.S. Securities and Exchange Commission

February 12, 2024

Response: The Trust has revised the section titled “Changes in Investment Objectives and Principal Investment Strategies” to add the following information: “Prior to November 29, 2023, the 1290 Avantis® U.S. Large Cap Growth Fund was managed by the Adviser as a fund-of-funds under the name ‘1290 Retirement 2060 Fund’ and pursued its investment objective through investments in exchange-traded funds. On November 29, 2023, the Fund repositioned its investments in connection with a change in its investment objective and principal investment strategy and policies.”

l.

Comment: Please revise the Item 9 disclosure so that it expands on the strategy disclosure provided in Item 4, instead of providing key information only in response to Item 4. There should be a layered disclosure approach taken with respect to Item 4 and Item 9. Item 9 disclosure should not just list the Fund’s principal investments; it should provide detailed disclosure about the strategies the adviser uses in deciding which investments to buy and deciding when to sell.

Response: The Trust notes that, as required by Item 4 of Form N-1A, the Fund’s summary prospectus describes the Fund’s principal investment strategy. Additional information associated with the Fund’s principal investment strategy is described within the statutory prospectus. The “Additional Information about the Investment Strategies” section of the statutory prospectus affirms that the Fund’s principal strategies are discussed in the summary prospectus. General Instruction C.(3)(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust submits that the information disclosed in response to Item 4 need not be identified again as a principal strategy in response to Item 9(b). Accordingly, the Trust submits that no revisions are necessary.

m.	Comment: Please discuss the Fund’s expected number of holdings.

Response: The Fund is expected to have more than 200 holdings. The Fund does not employ a principal investment strategy of investing in the securities of a limited or specific number of companies. The Trust is not aware of any requirement in Form N-1A that requires a fund that does not use such a focused strategy to disclose its expected number of holdings. The Trust respectfully declines to make the requested change.

n.

Comment: We note that the Fund discusses certain futures in Valuation Risk and refers to synthetic investments in the discussion of the 80% policy, and that there is significant disclosure relating to derivatives in the SAI. Please specify in response to Items 4 and 9 whether the Fund will use derivative instruments and include corresponding risk disclosure. We note that any principal strategy disclosure related to derivatives should be tailored specifically to how the Fund intends to use them.

Response: The Trust confirms that the use of derivatives is not expected to be part of the Fund’s principal investment strategy. The Trust expects that any use of derivatives will be limited and, therefore, the Trust believes that it is appropriate to include disclosure relating to derivative instruments in the SAI. In addition, in the Trust’s upcoming 485BPOS filing, the Fund will be included in a combined prospectus with certain other funds of the Trust; the Item 9 Valuation Risk discusses certain futures because futures are derivative instruments in which certain of those other funds invest as a principal investment strategy. Therefore, the Trust respectfully declines to make any changes in response to this comment.

U.S. Securities and Exchange Commission

February 12, 2024

o.

Comment: We note that the Fund provides disclosure about short sales in footnote 3 to the fee table (i.e., “exclusive of…dividend and interest expenses on securities sold short…”). If short sales will be part of the principal strategy, please discuss short sales here (in “Additional Information about the Investment Strategies”) and provide related risk disclosure.

Response: The Trust confirms that short sales are not part of the Fund’s principal investment strategy. The disclosure noted in the staff’s comment states the standard terms of the Expense Limitation Arrangement and identifies the items (e.g., dividend and interest expenses on securities sold short) that are excluded from the Fund’s expense limit; the disclosure does not describe investments in short sales.

p.

Comment: We note that in “Additional Information about the Investment Strategies,” the Fund indicates that equity securities generally include common stock, preferred stock, warrants, securities convertible into common stock, securities of other investment companies and securities of real estate investment trusts. To the extent these securities involve principal securities in which the Fund invests or will invest, please provide principal risk disclosure related to each. If the Fund invests or will invest in contingent convertible securities, please explain supplementally the extent to which it does; we may have further comments.

Response: The Trust confirms that the Fund invests primarily in common stock. The “Principal Investment Strategy” section in the summary prospectus includes a statement to that effect, and the “Principal Risk” section in the summary prospectus includes related principal risk disclosure. The “Additional Information about the Investment Strategies” section in the statutory prospectus states that “[t]he following provides additional information regarding the principal investment strategies discussed in the ‘About the Fund – Investments, Risks, and Performance – Principal Investment Strategy’ section for the Fund.” In the Trust’s upcoming 485BPOS filing, the Fund will be included in a combined prospectus with certain other funds of the Trust; the other equity securities (e.g., preferred stock, warrants, etc.) in the disclosure on which the staff commented are securities in which certain of those other funds invest as a principal investment strategy, as discussed in the “About the Fund – Investments, Risks, and Performance – Principal Investment Strategy” sections for those funds. Therefore, the Trust respectfully declines to make any changes in response to this comment. Further, the Trust confirms that the Fund does not invest in contingent convertible securities as a principal investment strategy.

q.

Comment: If the portfolio repositioning as a result of the changes in the Fund’s principal investment strategy will result in more portfolio turnover, please disclose this in the Portfolio Turnover Risk in response to Item 9. We note disclosure in the SAI related to the significant variation in portfolio turnover for the fiscal year ended October 31, 2023. Please also add disclosure, if true, that existing and new shareholders who purchase Fund shares may have adverse tax consequences due to the repositioning.

Response: The Trust confirms that the repositioned Fund is not expected to be subject to high portfolio turnover risk as a principal risk and, therefore, the Trust has removed Portfolio Turnover Risk as a principal risk of the Fund in response to Items 4 and 9. The Trust notes that the “Portfolio Turnover” section of the summary prospectus states that the Fund’s portfolio turnover rate for the most recent fiscal year (i.e., 7%) “is that of the Fund when it followed a different principal investment strategy.” The Trust further notes that the “Portfolio Turnover” discussion in the SAI states that “[i]t is anticipated that, during the fiscal year ending October 31, 2024, 1290 Avantis®

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February 12, 2024

U.S. Large Cap Growth Fund will experience a significant variation in its portfolio turnover rate from the fiscal year ended October 31, 2023, primarily due to portfolio transaction activity related to the appointment of a Sub-Adviser for the Fund and repositioning the Fund.”

In addition, the Trust notes that the Fund notified shareholders of its repositioning in a supplement to the Fund’s prospectus dated October 27, 2023. Among other aspects of the Fund’s repositioning, the supplement disclosed, in particular, the following:

In connection with these changes [i.e., the Fund’s repositioning], the Fund will experience a transition period during which substantially all of the securities held in the Fund will be sold and the Fund’s securities holdings repositioned. The Fund may not pursue its investment objective and principal investment strategy during the transition period and may incur increased brokerage commissions and other transaction costs in connection with the repositioning of its securities holdings. The repositioning of the Fund’s securities holdings may result in higher taxes when Fund shares are held in a taxable account. Investors should consult with their own tax advisor concerning their particular tax situation.

In light of the foregoing, the Trust has concluded that no further changes to the disclosure are necessary.

r.

Comment: We note that the order of the principal investment risks in response to Item 4 and Item 9 differs. Please clarify which risks are most significant to the Fund in order of priority. See ADI 2019-08 – Improving Principal Risks Disclosure.

Response: In the “Principal Risks” section of the summary prospectus (Item 4), the most significant risks as of the date of the Prospectus are presented first, followed by additional principal risks in alphabetical order, and in the “Principal Investment Risks” section of the statutory prospectus (Item 9), all principal risks are presented in alphabetical order. The Trust is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order, and listing the principal risks in alphabetical order is common practice. In addition, in the Trust’s upcoming 485BPOS filing, the Fund will be included in a combined prospectus with certain other funds of the Trust, and those other funds’ principal risks will be listed, along with the Fund’s principal risks, in the “Principal Investment Risks” section of the statutory prospectus (Item 9). The Trust believes that investors can locate the Fund’s and the other funds’ principal risks more easily when they are in alphabetical order in response to Item 9. Therefore, the Trust respectfully declines to make the requested change.

s.

Comment: Under Recent Market Conditions Risk, there is a discussion of fixed income/interest rate risk. Please consider deleting this sentence to the extent that fixed income securities are not part of the Fund’s principal investments. Please also consider updating this paragraph to discuss expectations for future interest rate increases and review the remainder of this risk to consider whether further updates are necessary. Please clarify that the Fund may have exposure to Russia through its holdings in U.S. companies with investments in Russia and countries impacted by the invasion, if true.

Response: The discussion of interest rate risk is provided in the context of a broader discussion of high inflation and efforts to control inflation, which is relevant to the Fund. In addition, in the Trust’s upcoming 485BPOS filing, the Fund will be included in a combined prospectus with certain other funds of the Trust and those funds invest in fixed income securities as a principal investment

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February 12, 2024

strategy. Therefore, the Trust respectfully declines to delete the sentence to which the comment refers. The Trust has, however, updated the disclosure to read as follows:

Due to concerns regarding recent high inflation in many sectors of the U.S. and global economies, the U.S. Federal Reserve (“Fed”) and many foreign ~~governments~~ central banks and monetary authorities ~~have~~ raised interest rates and implemented other policy initiatives in an effort to control inflation, and they may continue to do so. It is difficult to predict ~~accurately the pace at which central banks or monetary authorities may increase interest rates or~~ the timing, frequency, ~~or~~ magnitude or direction of ~~any such~~ further ~~increases~~ interest rate changes, and the evaluation of macro-economic and other conditions or events could cause a change in approach in the future. ~~Rising interest rates may present a greater risk than has historically been the case due to the effect of government fiscal and monetary policy initiatives and potential market reaction to those initiatives. As such, fixed-~~Fixed-income and related markets may continue to experience heightened levels of interest rate and price volatility.

The Trust also confirms that it has further updated the remainder of the Recent Market Conditions Risk disclosure to reflect recent market and other events, as deemed appropriate. The updated disclosure discusses, among other risks, tensions, war, or other open conflicts between nations, such as between Russia and Ukraine, in the Middle East, and in eastern Asia, and states, among other things, that these and any related events could significantly impact a Fund’s performance and the value of an investment in a Fund, whether or not the Fund invests in securities of issuers located in or with significant exposure to the countries or regions directly affected.

t.	Comment: We note that the Fund refers to foreign securities in Valuation Risk. Please advise us whether there will be any investments in foreign securities. If so, we may have further comments.

Response: The Fund does not invest in foreign securities as a principal investment strategy. In the Trust’s upcoming 485BPOS filing, the Fund will be included in a combined prospectus with certain other funds of the Trust; the Item 9 Valuation Risk discusses foreign securities because certain of those other funds invest in foreign securities as a principal investment strategy.

u.

Comment: “Additional Information about Risks” – Please advise whether Information Technology Sector Risk is consistent with the Fund’s policy not to concentrate in securities of issuers in a particular industry or group of industries.

Response: As explained in the response to comment 2.e above, the Fund does not have a principal investment strategy to focus its investments in, or concentrate its investments in, any particular industry or sector, but the Fund may, from time to time, based on market or economic conditions, have significant positions in one or more sectors of the market (e.g., the Information Technology Sector). The Fund does not intend to concentrate in securities of issuers in a particular industry or group of industries within the Information Technology Sector (or any other sector).

v.	Comment: Under “Benchmarks,” please delete the statement “Comparisons with these benchmarks, therefore, are of limited use.”

Response: The Trust has revised the disclosure to read as follows: “Comparisons with these benchmarks~~, therefore, are of limited use. They~~ are included because they ~~are widely known and~~

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February 12, 2024

may help you to understand the universe of securities from which the Fund is likely to select its holdings.”

w.

Comment: Under “Management of the Fund,” when you discuss the Fund’s operations before it became the 1290 Avantis® U.S. Large Cap Growth Fund, please clarify that it was operating as the 1290 Retirement 2060 Fund.

Response: The Trust has revised the “Management of the Fund” section of the statutory prospectus to include the following disclosure: “Prior to November 29, 2023, the 1290 Avantis® U.S. Large Cap Growth Fund was managed by the Adviser as a fund-of-funds under the name “1290 Retirement 2060 Fund” and pursued its investment objective through investments in underlying ETFs. Effective November 29, 2023, the Fund is a sub-advised Fund that invests directly in securities and other instruments.”

3.	Statement of Additional Information

a.

Comment: Regarding the discussion of the concentration policy in “Notations Regarding the Funds’ Fundamental Restrictions” (page 5), the Staff notes the following disclosure: “Each Fund may consider the concentration of such investment companies and investment vehicles in determining compliance with the fundamental restriction.” Please revise the disclosure to state that “Each Fund will consider the investments of such investment companies and investment vehicles in determining compliance with the fundamental restriction.”

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring a Fund’s industry concentration limit. The Trust respectfully submits that no revisions are required.

b.

Comment: The Staff notes the Rule 18f-4 disclosure included at page 12 and requests that the Trust clarify whether the Fund has elected to be classified as a “limited derivatives user” (as that term is defined in the rule) or not.

Response: The Trust supplementally confirms that the Fund currently qualifies for the “limited derivatives user” exception under Rule 18f-4. The Trust respectfully submits that it is not aware of any requirement in Form N-1A or Rule 18f-4 to include such disclosure in the SAI or the prospectus. The Trust believes that the existing disclosure is consistent with the requirements of Form N-1A and respectfully declines to make any disclosure changes in response to this comment.

c.	Comment: Please consider specifying which of the risks apply to the Fund.

Response: The Trust notes that the Fund’s prospectus specifies the principal investment strategies and risks that apply to the Fund. The introduction to the “Investment Strategies and Risks” section of the SAI, which is a combined SAI for eight of the Trust’s series, provides: “In addition to the Funds’ principal investment strategies discussed in the Prospectus, each Fund may engage in other types of investment strategies as further described below. Each Fund may invest in or utilize any of these investment strategies and instruments or engage in any of these practices except where otherwise prohibited by law or a Fund’s own investment restrictions.” The Trust believes that disclosure is appropriate and sufficient.

U.S. Securities and Exchange Commission

February 12, 2024

d.	Comment: (Page 20) – Please update the COVID-19-related disclosure regarding re-opening and the reference to promising vaccines.

Response: The Trust has revised and updated the referenced disclosure to remove the references to re-opening and to promising vaccines, as follows:

The transmission of COVID-19 and efforts to contain its spread ~~have~~ resulted in significant disruptions to business operations, supply chains and customer activity, widespread business closures and layoffs, international, national and local border closings, extended quarantines and stay-at-home orders, event cancellations, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and delivery, as well as general concern and uncertainty that ~~has~~ negatively affected the global economy. ~~These circumstances are evolving, and further developments could result in additional disruptions and uncertainty.~~ These impacts also ~~have~~ caused significant volatility and declines in global financial markets, which ~~have~~ caused losses for investors. ~~The~~ Global and U.S. agencies declared an end to the global Public Health Emergency for COVID-19 in May 2023. However, the impact of the COVID-19 pandemic may last for an extended period of time and could result in a substantial economic downturn or recession. Health crises caused by pandemics, such as the COVID-19 outbreak, may exacerbate other pre-existing political, social, economic, and financial risks. The impact of the COVID-19 pandemic ~~coronavirus outbreak~~, and other epidemics and pandemics that may arise in the future, could ~~result~~ cause a general decline in the global economy, and negatively affect the performance of individual countries, industries, or sectors in significant and unforeseen ways. ~~Although promising vaccines have been released and many global economies have begun to re-open, some countries, including countries with limited access to vaccines, have struggled to control the spread of the virus and re-open their economies. The prevalence of new COVID-19 variants, a failure to achieve herd immunity, or other unforeseen circumstances may result in the continued spread of the virus throughout unvaccinated populations or a resurgence in infections among vaccinated individuals~~.

e.	Comment: (Page 22) – The Staff notes the discussion relating to curtailing business dealings with Russia. Please update the disclosure relating to U.S. companies and their operations in Russia.

Response: The Trust has revised and updated the referenced disclosure, as follows:

Governments in the United States and many other countries have imposed economic sanctions, which consist of prohibiting certain securities trades, certain private transactions in the energy sector, asset freezes, bans on Russian airlines and ships from using other countries’ airspace and ports, and prohibition of all business against certain Russian individuals, including politicians, and Russian corporate and banking entities. Additionally, the European Union and certain other countries have ~~committed to remove~~ removed selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”), the electronic banking network that connects banks globally, and imposed restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions.

U.S. Securities and Exchange Commission

February 12, 2024

A number of large corporations and U.S. states have ~~announced plans to divest~~ divested interests or otherwise ~~curtai~~l curtailed business dealings with certain Russian businesses. The United States has banned oil and other energy imports from Russia, and the United Kingdom ~~made a commitment to phase~~ phased out oil imports from Russia ~~by the end of 2022~~in January 2023. These and other sanctions, and the imposition or threat of further sanctions, may result in the further decline of the value and liquidity of Russian securities, a further weakening of the ruble, downgrades in Russia’s credit rating, or other adverse consequences to the Russian economy. These sanctions ~~could also result in the immediate freeze~~ have also resulted in asset freezes of Russian securities, commodities, resources and/or funds invested in prohibited assets, impairing the ability of the Funds to buy, sell, receive or deliver those securities and/or assets. As of the date of this SAI, the Funds’ holdings in Russian securities (if any) are valued at zero, and prospects for recouping any value are remote. Sanctions could also result in Russia taking counter measures or retaliatory actions which may further impair the value and liquidity of Russian securities, including cyber actions. As a result, a Fund’s performance may be adversely affected.

f.

Comment: (Page 28) – The Staff notes the discussion relating to the PCAOB. Please update this disclosure, e.g., disclose that the PCAOB vacated the 2021 determinations that it was prevented from inspecting and investigating registered public accounting firms in China and Hong Kong.

Response: The Trust has revised and updated the referenced disclosure, as follows:

There has been increased attention from the SEC and the Public Company Accounting Oversight Board (“PCAOB”) with regard to international auditing standards of U.S.-listed companies with operations in China as well as PCAOB-registered auditing firms in China. The Holding Foreign Companies Accountable Act of 2020 (“HFCAA”) requires the SEC to identify reporting public companies that use public accounting firms with a branch or office located in a foreign jurisdiction that PCAOB determines that it is unable to inspect or investigate completely because of a position taken by a governmental entity in that jurisdiction (“Commission-Identified Issuers”). If an issuer is identified as a Commission-Identified Issuer for three consecutive years, the issuer’s shares will be prohibited in U.S. exchange and over-the-counter markets. ~~On March 8,~~In August 2022, ~~pursuant to the implementing regulations established~~ the PCAOB secured a written agreement with the China Securities Regulatory Commission (“CSRC”) ~~by the SEC as required by the HFCAA~~ and the Ministry of Finance of the PRC for achieving access by the PCAOB to inspect and investigate firms~~, the SEC began to identify companies~~ in mainland China and Hong Kong. ~~as provisional Commission~~ The PCAOB has~~-Identified Issuers~~ since pursued such inspections and has announced resulting settled disciplinary orders and sanctions. Listing and other regulatory requirements applicable to foreign issuers, including Chinese issuers, are evolving and any future legislation, regulations or rules may require a Fund to change its investment process, which could result in substantial investment losses.

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U.S. Securities and Exchange Commission

February 12, 2024

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

Mark C. Amorosi

cc:	Shane Daly, Esq.
Maureen Kane, Esq.
Equitable Investment Management, LLC

Fatima Sulaiman, Esq.
K&L Gates LLP